Exhibit 99.3

2018 Annual Information Form Shaw Communications Inc.	1

CORPORATE STRUCTURE

Shaw Communications Inc. (“Shaw” or the “Company”) is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, Video and digital Phone. Business provides business customers with Internet, data, WiFi, digital Phone, and Video services. The Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure.

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Shaw was reorganized pursuant to a plan of arrangement under the Business Corporations Act (Alberta) effective September 1, 1999, and amended its articles on January 28, 2004 to limit the number of Class A Voting Participating Shares that may be issued and on May 26, 2011 to create the Series A Shares and Series B Shares (each as hereinafter defined). See “Capital Structure, Dividends and Related Matters – Description of Capital Structure”.

The head and registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

The following table lists certain subsidiaries and entities owned or controlled by Shaw, their jurisdictions of incorporation or organization and the nature of their operations. All of such entities are wholly-owned, directly or indirectly, by Shaw.

Entity	Jurisdiction	Nature of Operations
Shaw Cablesystems Limited	Alberta	Television Distribution Services
Shaw Cablesystems G.P.	Alberta	Television Distribution and Internet Services
Shaw Cablesystems (VCI) Ltd.	Alberta	Television Distribution Services
Shaw Envision Inc.	Alberta	Telecommunications Services
Shaw Telecom Inc.	Alberta	Telecommunications Services
Shaw Telecom G.P.	Alberta	Telecommunications Services
Shaw Satellite Services Inc.	Federal	Satellite Services
Star Choice Television Network Incorporated	Federal	Satellite Services
Shaw Satellite G.P.	Alberta	Satellite Services
Freedom Mobile Inc.	Alberta	Wireless Services

Unless the context otherwise indicates, a reference to “Shaw” or the “Company” in this Annual Information Form means Shaw Communications Inc. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Shaw Communications Inc.

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GENERAL DEVELOPMENTS AND DESCRIPTION OF THE BUSINESS

Shaw’s three-year history is set out below:

Fiscal 2018 Developments

Corporate

•

In the first quarter of fiscal 2018, Shaw implemented its previously announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as a leading Canadian connectivity company. Shaw’s previously existing Consumer and Business divisions were combined to form a new Wireline division with no changes to the existing Wireless division.

•

In the second quarter of fiscal 2018, the Company introduced Total Business Transformation (“TBT”), a multi-year initiative designed to reinvent Shaw’s operating model to better meet the evolving needs and expectations of consumers and businesses by optimizing the use of resources, maintaining and ultimately improving customer service, and by reducing staff. Three key elements of the transformation are to: 1) shift customer interactions to digital platforms; 2) drive more self-install and self-serve; and, 3) streamline the organization that builds and services the networks.

•

As a first step in the TBT, a voluntary departure program, or VDP, was offered to eligible employees. The outcome of the program resulted in approximately 3,300 Shaw employees accepting the VDP package representing approximately 25% of all employees at that time. Related to the VDP, approximately 1,300 employees departed the Company in fiscal 2018. (For further detail see “Total Business Transformation” and “Voluntary Departure Program” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2018 (the “2018 Annual MD&A”))

•

In fiscal 2018, the Company incurred a total restructuring charge of $446 million related to severance and other employee related costs, as well as additional costs directly associated with the TBT initiative. As the restructuring activities related to the TBT initiative have been substantially completed, the total restructuring charge is not expected to exceed $450 million.

•

The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. labour costs that can be identified or associated with a capital project), related to the VDP, are expected to be approximately $215 million and will be fully realized in fiscal 2020. Shaw expects these cost reductions to be weighted 60% to operating expenses and 40% to capital expenditure being approximately $130 and $85 million, respectively. VDP related cost reductions in fiscal 2018 totaled $47 million, of which $39 million were attributed to operating expenses and $8 million attributed to capital expenditures.

•	In the third quarter of fiscal 2018, the Company incurred an impairment charge of $284M related to its investment in Corus Entertainment Inc. (“Corus”)

Financing Activities

•

On June 19, 2018, the Company established an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at August 31, 2018, the proceeds of the sales were committed up to a maximum of $100 million, with $40 million currently drawn under the program.

•

On November 2, 2018, the Company closed its offering of $1 billion of senior notes, comprised of $500 million principal amount of 3.80% senior notes due 2023 and $500 million principal amount of 4.40% senior notes due 2028.

•

On November 21, 2018, the Company amended its $1.5 billion credit facility to extend the maturity date by two years, to December 22, 2023. The credit facility can be used for working capital and general corporate purposes.

Wireless – Freedom Mobile

•

In fiscal 2018, Freedom Mobile added over 255,000 subscribers which was complemented, on an annual basis, by ARPU improvement of 6.1% (to $39.26) over fiscal 2017, reflecting the appeal of its differentiated value proposition.

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•	In October 2017, Freedom Mobile launched the Big Gig data plans, targeting a data-centric customer with 10 GB of data for only $50 per month – unlike any other plan offered in Canada at that time.
•	On November 22, 2017 Freedom Mobile began pre-selling iPhone X, iPhone 8 and 8 Plus at all Freedom Mobile retail locations across Canada.
•

In the second quarter of fiscal 2018, the Company completed the re-farm of 10 MHz of AWS-1 spectrum across Freedom Mobile’s footprint, significantly expanding Freedom Mobile’s addressable market as the AWS-1 spectrum supports nearly all LTE devices currently in use in Canada.

•	In May 2018, the Company completed its first successful 5G trials in Calgary by leveraging 28GHz mmWave and 3.5GHz spectrum in collaboration with Nokia, CableLabs and Rohde & Schwarz.
•

In fiscal 2018, the Company successfully upgraded and deployed 2500 MHz spectrum in high traffic sites in the greater Toronto area, Calgary, Edmonton and Vancouver and commenced the deployment of the 700 MHz spectrum later in the year which is expected to continue throughout fiscal 2019. This step, the deployment of the 2500 MHz spectrum, along with completion of the re-farming of 10 MHz of the Company’s existing AWS-1 spectrum to LTE in the second quarter of fiscal 2018 resulted in a large majority of the Company’s existing customers migrating from 3G to LTE service using their existing devices.

•

In the fourth quarter of fiscal 2018, the Company launched Voice Over LTE (VoLTE) nationwide across all three of its LTE spectrum bands – AWS-1, AWS-3 and 2500 MHz – offering customers with compatible devices a significant improvement in voice quality and a reduction in call set-up time.

•

During 2018, Freedom Mobile continued to expand its retail network by entering into distribution agreements with Loblaws and Walmart. Freedom Mobile products and services are currently being distributed in approximately 100 Loblaws’ “The Mobile Shop” locations and approximately 140 Walmart locations throughout Ontario, Alberta and British Columbia. When combined with its existing corporate and dealer store network, Freedom Mobile remains on track to have approximately 600 retail distribution locations operational in early 2019.

Wireline – Consumer & Business

•	On September 15, 2017, the Company sold a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs LLC for proceeds of approximately US$20 million.
•

In December 2017, Shaw Business launched SmartSurveillance, an enterprise-grade managed video surveillance solution designed to help owners monitor and protect their businesses while providing valuable analytical insights.

•

In the third quarter of fiscal 2018, the Company deployed the latest Data Over Cable Interface Specification version 3.1 (“DOCSIS 3.1”) advanced XB6 Wi-Fi modem, powered by Comcast Corporation (“Comcast”), which enables faster internet speeds, supports more devices and ensures a stronger in-home internet connection. DOCSIS 3.1 represents the latest development in a set of technologies that increase the capability of a hybrid fibre-coax network to transmit data both to and from customer premises.

•

During fiscal 2018, the Company continued to improve its BlueSky platform, powered by Comcast’s next generation X1 platform, which features a voice controlled remote and advanced search, by integrating both Netflix and YouTube seamlessly with live TV, video-on-demand and recorded content.

•	In July 2018, the Company launched Internet 300 with download speeds of up to 300 megabits-per-second:
•	The Consumer division launched Internet 300 with unlimited data which is available across virtually all of Shaw’s Western Canadian footprint.
•	Shaw Business launched:
•

Internet 300 with unlimited data, making it easier for Shaw Business customers to share files through cloud storage services, video conference with colleagues, and operate point of sale systems more efficiently; and

•

SmartWiFi 300, an enterprise-grade WiFi solution, that provides simultaneous device connections, instant analytics, three separate networks, and bandwidth allocation (to monitor and limit usage for heavy data users).

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Fiscal 2017 Developments

Corporate

•	On August 1, 2017, the Company sold 100% of its wholly-owned subsidiary ViaWest, Inc. and its subsidiaries (collectively, “ViaWest”) for approximately US$1.675 billion in cash.
•

The Company enhanced its wireless network capabilities through the acquisition of wireless spectrum licences from Quebecor on July 24, 2017 for $430 million. The acquired spectrum licences comprise 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta and Southern Ontario, as well as the 20 MHz licences of the 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary and Toronto.

Financing Activities

•

On December 15, 2016, the Company extended the term of its five-year $1.5 billion bank credit facility from December 2019 to December 2021. This credit facility is used for working capital and general corporate purposes.

•	The Company conducted a number of capital market activities, including:
•

the extension of its dividend reinvestment plan in respect of its Class A Participating Shares and Class B Non-Voting Participating Shares to eligible shareholders who are residents of the United States;

•	the issuance of 3.80% $300 million senior unsecured notes due March 1, 2027;
•	the repayment of $400 million senior unsecured notes due March 2, 2017; and
•	the repayment of US$846 million in borrowings under the Company’s and ViaWest’s credit facilities related to the sale of ViaWest.
•	The Company participated in Corus’ dividend reinvestment program for its initial investment in Corus Class B non-voting participating shares until September 1, 2017.

Wireless – Freedom Mobile

•	The Company continued to improve our network performance with the rollout of Freedom Mobile’s LTE-Advanced network to all our existing markets, on schedule and on budget, as of the end of fiscal 2017.
•	Freedom Mobile’s handset lineup continued to expand in fiscal 2017, with Apple, LG, Samsung, Sony and ZTE all being compatible with its AWS-3 LTE network.

Wireline – Consumer & Business

•

In fiscal 2017, the Company began to deploy our newest generation of cable modem termination system equipment referred to as the Converged Cable Access Platform (“CCAP”) into our serving hubs. CCAP significantly enhances the capabilities of our cable network and enables Shaw to leverage the next generation of cable access technology known as DOCSIS 3.1.

•

shomi, the over-the-top streaming platform that launched as a joint venture of Shaw and Rogers Communications Inc. (“Rogers”) in fiscal 2015 was wound down with its operations and service ending on November 30, 2016. As a result, Shaw incurred investment losses of $82 million in fiscal 2017 relating to shomi’s liabilities in connection with the wind down of the shomi joint venture.

•

The Company launched the market leading, BlueSky TV which is based on Comcast’s X1 video platform. BlueSky TV was launched in phases, with the initial launch in Calgary followed by the Vancouver launch in February and the national launch in April 2017.

•

The Company continued to expand its Shaw Go WiFi build-out. As at August 31, 2017, the Company had approximately 100,000 Shaw Go WiFi access points installed and operating throughout the network and over 3.3 million devices using Shaw Go WiFi. Moreover, the Company has leveraged its Wi-Fi access points to improve network coverage for Freedom Mobile customers which represents an important step in our converged network strategy.

2018 Annual Information Form Shaw Communications Inc.	5

Fiscal 2016 Developments

Corporate

•

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU, Inc. for US$162 million which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility.

•

On March 1, 2016, the Company completed the acquisition of 100% of the shares of Mid-Bowline Group Corp. and its wholly owned subsidiary WIND Mobile Corp. for an enterprise value of $1.6 billion which was funded through a combination of cash on hand, a drawdown of $1.3 billion on the Company’s credit facilities and the issuance of 2,866,384 Class B Non-Voting Participating Shares. The fair value of purchase consideration consisted of $1.59 billion in cash and $68 million in shares. The acquisition of WIND Mobile led to the creation of our Wireless division.

•

The addition of wireless enabled Shaw to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity within our operating footprint. On November 21, 2016, WIND Mobile Corp. was rebranded to Freedom Mobile Inc.

•

On April 1, 2016, the Company entered into an agreement with Corus, a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. for a purchase price of approximately $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares. As a result of the transaction and including the impact of Corus’ prospectus and private placement financings, as at August 31, 2016, Shaw owned approximately 38% of Corus’ total issued equity.

•

Through holding of the shares in Corus, the Company effectively retained an indirect, non-controlling interest in the former Media division subsequent to the sale, but the Company no longer had control over the Media division.

•

In fiscal 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of Freedom Mobile and divestiture of Shaw Media affecting approximately 200 employees of which $23 million of restructuring costs were recorded relating primarily to severance and employee related costs.

Financing Activities

•

In February 2016, the Company increased the borrowing capacity of its five-year bank credit facility by $500 million to a total of $1.5 billion under the terms of the amended facility. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates.

•

In March 2016, ViaWest entered into an incremental US$80 million term loan and increased the borrowing capacity available on its revolving facility by US$35 million. The incremental term loan had quarterly principal repayments that commenced in May 2016 with the balance due on maturity in March 2022. Interest rates fluctuated with LIBOR, US prime and US Federal Funds rates and the facilities were secured by a first priority security interest in specific assets pursuant to the terms of the security agreement.

•

In connection with the acquisition of Freedom Mobile on March 1, 2016, the Company drew down $1.3 billion on its credit facility comprised of a $1.0 billion non-revolving credit facility with a syndicate of lenders that was entered into on March 1, 2016 along with $300 million drawn on the Company’s existing credit facility. These amounts were repaid on April 1, 2016 using the cash proceeds received from the Shaw Media disposition.

•	The Company conducted a number of capital market activities, including:
•	On February 1, 2016, the Company repaid $300 million floating rate senior notes.
•	On February 19, 2016, the Company issued $300 million senior notes at a rate of 3.15% due February 19, 2021.
•	On May 9, 2016, the Company repaid $300 million 6.15% senior notes.

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Consumer

•	The Company had a 50% interest in shomi, a subscription video-on-demand service, that launched in November 2014 as a joint venture arrangement with Rogers.
•

In January 2016, Shaw launched FreeRange TV, a mobile destination for its Video customers that combined their TV and content subscriptions in one place, providing on-the-go access to live and on demand content.

•

The CRTC’s “Let’s Talk TV” initiative resulted in a new policy framework requiring Shaw to offer a $25 entry-level service offering (basic service) and all discretionary services (not offered on the basic service) either on a standalone basis or in packages of up to 10 programming services by March 2016. In addition, the Company was required to offer these services both on a standalone basis and in packages of up to ten programming services by December 1, 2016.

•	In March 2016, the Company introduced a new small basic service called “Limited TV” and revised its offerings to include small, medium and large theme packs starting at $6 per theme pack.
•

In November 15, 2016, the Shaw launched “pick and pay” which allows customers to subscribe for a primary package (including Limited TV), select theme packs and add-on individual channels on a channel by channel basis.

•

The Company continued to expand its Shaw Go WiFi build-out. As at August 31, 2016, the Company had approximately 85,000 Shaw Go WiFi access points installed and operating throughout the network and over 2.6 million devices using Shaw Go WiFi.

Business

•

The Company continued to expand its Business Network Services offering, including the successful expansion of its smart suite of products to include Smart Security in addition to SmartWiFi and SmartVoice.

To comply with the other requirements of Item 4.1 (General Development of the Business) and Items 4.2 (Significant Acquisitions), 5.1 (Description of the Business) and 5.2 (Risk Factors) of Form 51-102F2 of NI-51-102, the sections titled “About Our Business” and “Known Events, Trends, Risks and Uncertainties” in the 2018 Annual MD&A are incorporated by reference herein. The 2018 Annual MD&A is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com.

CAPITAL STRUCTURE, DIVIDENDS AND RELATED MATTERS

1.	Description of Capital Structure

(a)	General

The authorized share capital of the Company consists of a limited number of Class A Participating Shares (the “Class A Shares”), which are voting, as described below; an unlimited number of Class B Non-Voting Participating Shares (the “Class B Non-Voting Shares”); an unlimited number of Class 1 Preferred Shares (the “Class 1 Preferred Shares”) issuable in series; and an unlimited number of Class 2 Preferred Shares (the “Class 2 Preferred Shares”) issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”). As at August 31, 2018, there were 22,420,064 Class A Shares, 484,194,344 Class B Non-Voting Shares, 10,012,393 Series A Shares, and 1,987,607 Series B Shares issued and outstanding.

(b)	Class A Shares and Class B Non-Voting Shares

(i)	Authorized Number of Class A Shares

The authorized number of Class A Shares is limited to the lesser of that number of such shares (i) that are currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into

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Class B Non-Voting Shares (subject to certain conversion rights as described below under the heading “Conversion Privileges”).

(ii)	Voting Rights

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Non-Voting Shares are entitled to receive notice of, to attend and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and except upon any resolution to authorize the liquidation, dissolution and winding-up of Shaw or the distribution of assets among the shareholders of Shaw for the purpose of winding up its affairs, in which event each holder of Class B Non-Voting Shares will be entitled to one vote per share.

(iii)	Dividends

In general, subject to the rights of any preferred shares outstanding from time-to-time (such as the Series A Shares and Series B Shares), holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors of Shaw determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, for each Dividend Period (as defined below), the aggregate of the dividends (other than stock dividends) declared and paid on each Class A Share shall be $0.0025 per share per annum less than the aggregate of the dividends declared and paid on each Class B Non-Voting Share, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Class A Shares and Class B Non-Voting Shares and in the event of any issue of Class B Non-Voting Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Shaw or such other period, not to exceed one year, in respect of which the directors of Shaw have announced a current policy to declare and pay, or set aside for payment, regular dividends on the Class A Shares and Class B Non-Voting Shares.

(iv)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets of Shaw for the purpose of winding up its affairs, all property and assets of Shaw available for distribution to the holders of Class A Shares and Class B Non-Voting Shares will be paid or distributed equally, share-for-share, to the holders of Class A Shares and Class B Non-Voting Shares without preference or distinction.

(v)	Conversion Privileges

Any holder of Class A Shares may, at any time or from time-to-time, convert any or all Class A Shares held by such holder into Class B Non-Voting Shares on the basis of one Class B Non-Voting Share for each Class A Share so converted.

Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Non-Voting Shares may, at any time or from time-to-time during a Conversion Period, convert any or all of the Class B Non-Voting Shares held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

“Class A Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder;

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Exclusionary Offer” means an offer to purchase Class A Shares that:

(A)

must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

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(B)

is not made concurrently with an offer to purchase Class B Non-Voting Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Class A Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for this sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Non-Voting Shares;

“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

“Offer Date” means the date on which an Exclusionary Offer is made; and

“Transfer Agent” means the transfer agent for the time being of the Class A Shares.

Subject to the exception below, the conversion right of a holder of Class B Non-Voting Shares shall not come into effect if:

(A)

prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(i)

tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)

transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(B)

as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Class A Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)

that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

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(iv)

that such shareholder shall not transfer any Class A Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(C)

as of the end of the seventh day after the Offer Date, a combination of certificates that comply with (A) and (B) from shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, has been delivered to the Transfer Agent and to the Secretary of Shaw.

If a notice referred to in sub-clause (A)(i), (A)(iv), (B)(iii) or (B)(iv) is given and the conversion right has not come into effect, the Transfer Agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class A Shares in respect of which there are subsisting certificates that comply with either clause (A) or (B). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Class A Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause (A)(iv) or (B)(iv) shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause (A)(iv) or (B)(iv) shall be deemed to be a person or company from whom the Transfer Agent does not have a subsisting certificate unless the Transfer Agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the Transfer Agent has a subsisting certificate. If the number of Class A Shares so determined does not exceed 50% of the number of then outstanding Class A Shares, exclusive of shares owned immediately prior to the offer by the Offeror, clauses (A) and (B) shall cease to apply and the conversion right shall be in effect for the remainder of the Conversion Period.

(vi)	Modification

Neither the Class A Shares nor the Class B Non-Voting Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class is also subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

(vii)	Offer to Purchase

Shaw may not make an offer to purchase any outstanding Class A Shares unless at the same time it makes an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B Non-Voting Shares.

(viii)	Redemption

Neither the Class A Shares nor the Class B Non-Voting Shares are redeemable at the option of either Shaw or the holder thereof.

(c)	Preferred Shares

(i)	Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares as to dividends of not less than 1/100th of a cent per share, and shall not

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confer upon the shares of one series a priority over the shares of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

(ii)	Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 2 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Shares and Class B Non-Voting Shares (but shall rank junior to the Class 1 Preferred Shares) as to dividends and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(iii)	Series A Shares and Series B Shares

The Series A Shares and the Series B Shares are each a series of Class 2 Preferred Shares. On May 31, 2011, the Company issued 12,000,000 Series A Shares. On June 30, 2016, 1,987,607 of the Series A Shares were converted into an equal number of Series B Shares in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares are listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B.

Holders of the Series A Shares are entitled to receive fixed cumulative preferential cash dividends that will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.00%, as and when declared by the Board of Directors of the Company, payable quarterly on the last day of each March, June, September and December (or if such date is not a business day, the next succeeding business day).

The annual fixed dividend rate for the Series A Preferred Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2011 to June 29, 2016	4.500%
June 30, 2016 to June 29, 2021	2.791%

The annual fixed dividend rate will be reset every five years.

Holders of the Series B Shares are entitled to receive quarterly floating rate cumulative preferred cash dividends, as and when declared by the Board of Directors of the Company, payable on the last day of each March, June, September and December (each three month period ending on such a day, a “Quarterly Floating Rate Period”) in the amount per Series B Share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. The “Floating Quarterly Dividend Rate” for a Quarterly Floating Rate Period equals the sum of 2.00% and the average yield expressed as an annual rate on three-month Government of Canada treasury bills for the most recent treasury

2018 Annual Information Form Shaw Communications Inc.	11

bills auction that precedes by at least 30 days the first day of such Quarterly Floating Rate Period. The Floating Quarterly Dividend Rate for the Series B Preferred Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 29, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%
December 31, 2017 to March 30, 2018	2.872%
March 31, 2018 to June 29, 2018	3.171%
June 30, 2018 to September 29, 2018	3.300%
September 30, 2018 to December 30, 2018	3.509%

On June 30, 2021 and on June 30 of every fifth year thereafter (each such date a “Conversion Date”), the Company may, at its option, redeem the Series A Shares in whole or in part by the payment of $25.00 in cash per Series A Share together with all declared and unpaid dividends to but excluding the date fixed for redemption. The Series A Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series A Shares. Holders of Series A Shares have the right, at their option, to convert all or any of their Series A Shares into Series B Shares, on the basis of one Series B Share for each Series A Share, subject to certain conditions, on a Conversion Date.

On a Conversion Date, the Company may, at its option, redeem the Series B Shares in whole or in part by the payment of $25.00 in cash per Series B Share together with all declared and unpaid dividends to, but excluding, the date fixed for redemption. On any date that is not a Conversion Date, the Company may, at its option, redeem all or any part of the outstanding Series B Shares by the payment of an amount in cash of $25.50 per Series B Share together with all declared and unpaid dividends to but excluding the redemption date. The Series B Shares do not have a fixed maturity date and are not redeemable at the option of the holders of the Series B Shares. Holders of Series B Shares will have the right, at their option, on a Conversion Date, to convert, subject to certain conditions, all or any of their Series B Shares into Series A Shares, on the basis of one Series A Share for each Series B Share.

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior satisfaction of the claims of all creditors of the Company and of holders of shares of the Company ranking prior to the Series A Shares and the Series B Shares, the holders of Series A Shares and Series B Shares will be entitled to payment of $25.00 per share, and all accrued and unpaid dividends up to, but excluding, the date fixed for payment or distribution, before any amount may be paid or any assets of the Company are distributed to the registered holders of any shares ranking junior to the Series A Shares and the Series B Shares. After payment of such amounts, the holders of Series A Shares and Series B Shares will not be entitled to share in any further distribution of the assets of the Company.

Subject to applicable law, holders of the Series A Shares and Series B Shares will not be entitled to receive notice of, attend, speak or vote at any meeting of shareholders of the Company. In the event that, at any time, the Company has failed to pay eight quarterly dividends on the Series A Shares or the Series B Shares, which, at such time, have not been paid in full, whether or not such dividends are consecutive and whether or not such dividends have been declared, the Company shall take all necessary steps to nominate for election to the Board of Directors one independent candidate proposed by the holders of the Series A Shares, the Series B Shares and the holders of any other preferred shares in the capital of the Company in whose favour any right to nominate upon failure of the Company to pay dividends is then in force, all of such holders to be considered one class for the purpose of proposing such candidate. Such candidate shall be nominated for election at the next scheduled annual shareholders’ meeting following the Company’s failure to pay such dividends, such

12	Shaw Communications Inc. 2018 Annual Information Form

election to be pursuant to the vote of all shareholders eligible to vote in respect thereof in accordance with the articles and by-laws of the Company. Until all such dividends are paid in full, such a nominee shall be nominated for election at each annual shareholders’ meeting. When such dividends are paid in full, this right shall be extinguished and the nominee shall immediately resign. This right shall become effective again at such time as the Company may again so fail to pay dividends.

(d)	Share Constraints

The statutes which govern the provision of broadcasting and telecommunications services by Shaw and its regulated subsidiaries impose restrictions on the ownership of shares of the Company and its regulated subsidiaries by persons that are not Canadian. In order to ensure that the Company and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, the articles of the Company require its directors to refuse to issue or register the transfer of any Class A Shares to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Class A Shares to a person in circumstances where such issue or transfer would affect the ability of the Company and its regulated subsidiaries to obtain, maintain, amend or renew a license to carry on any business. The articles of the Company further provide that if, for whatever reason, the number of Class A Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The articles of the Company also give its directors the right to refuse to issue or register the transfer of shares of any class in the capital of the Company if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share constraints.

2.	Dividends

(a)	Dividend Policy

The Company’s dividend policy for Class A Shares and Class B Non-Voting Shares is reviewed on a quarterly basis by Shaw’s Board of Directors. In general, subject to the rights of any preferred shares outstanding from time-to-time, holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid. In addition to the standard legislated solvency and liquidity tests that must be met, the Company will not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

In accordance with the terms and conditions of such shares, for each Dividend Period (which runs from September 1 to August 31 of each year) the aggregate of the dividends (other than stock dividends) declared and paid on each Class A Share shall be $0.0025 per share per annum less than the aggregate of the dividends declared and paid on each Class B Non-Voting Share. See the information under the heading “Capital Structure, Dividends and Related Matters – Description of Capital Structure – Class A Shares and Class B Non-Voting Shares – Dividends”.

Dividends on the Series A Shares and the Series B Shares are described under the heading “Capital Structure, Dividends and Related Matters – Description of Capital Structure – Preferred Shares – Series A Shares and Series B Shares”.

(b)	Dividend Rates and Payment Dates

The tables below sets out dividend amounts and payment dates for the Class A Shares, the Class B Non-Voting Shares, Series A Shares and Series B Shares for the fiscal year ended August 31, 2018 and the aggregate

2018 Annual Information Form Shaw Communications Inc.	13

annual cash dividends declared per Class A Share, Class B Non-Voting Share, Series A Share and Series B Share for each of the past three fiscal years.

Payment Dates	Dividends on Class A Shares	Dividends on Class B Non-Voting Shares	Payment Dates	Dividends on Series A Shares	Dividends on Series B Shares
Sept. 28, 2017	$0.098542	$0.09875	Oct. 2, 2017	$0.17444	$0.15806
Oct. 30, 2017	$0.098542	$0.09875
Nov. 29, 2017	$0.098542	$0.09875
Dec. 28, 2017	$0.098542	$0.09875	Jan. 2, 2018	$0.17444	$0.17138
Jan. 30, 2018	$0.098542	$0.09875
Feb. 27, 2018	$0.098542	$0.09875
Mar. 28, 2018	$0.098542	$0.09875	Apr. 2, 2018	$0.17444	$0.17950
Apr. 27, 2018	$0.098542	$0.09875
May 30, 2018	$0.098542	$0.09875
Jun. 28, 2018	$0.098542	$0.09875	Jul. 3, 2018	$0.17444	$0.19819
Jul. 30, 2018	$0.098542	$0.09875
Aug. 30, 2018	$0.098542	$0.09875

Payment Period	Dividends on Class A Shares	Dividends on Class B Non-Voting Shares	Dividends on Series A Shares	Dividends on Series B Shares(1)
Fiscal 2016	$1.182504	$1.185	$1.12500	$-
Fiscal 2017	$1.182504	$1.185	$0.69776	$0.62750
Fiscal 2018	$1.182504	$1.185	$0.69776	$0.70713

3.	Ratings

The following information relating to the Company’s credit and preferred share ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain business activities on a cost-effective basis may depend on these ratings. A reduction in the current ratings, particularly a downgrade below investment grade ratings or a negative change in the Company’s ratings outlook, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in these ratings may affect the Company’s ability to, and the associated costs of, entering into and maintaining ordinary course contracts with customers or suppliers on acceptable terms.

The following table sets forth the ratings assigned to the Company’s senior note obligations by DBRS Limited (“DBRS”), Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“S&P”) and Moody’s Investors Services, Inc. (“Moody’s”).

Security	DBRS(1)	Moody’s(2)	S&P(3)
Senior Notes	BBB (low)(Stable)	Baa3 (Positive)	BBB- (Stable)

Notes:

(1)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of ten categories and is assigned to debt securities considered to be of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but the entity may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within certain rating categories indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

(2)

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is the fourth highest of nine categories and denotes obligations judged to be medium grade and subject to moderate credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of ten major categories. According to the S&P rating system, an obligor with debt securities rated BBB has adequate capacity to meet its financial commitments. However, adverse

14	Shaw Communications Inc. 2018 Annual Information Form

economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

The following table sets forth the ratings assigned to the Series A Shares by DBRS and S&P.

Security	DBRS(1) (3)	S&P(2)(3)
Series A Shares	Pfd-3 (low)	P-3 (Stable)

Notes:

(1)

DBRS ratings for preferred shares range from a high of Pfd-1 to a low of D. A Pfd-3 rating by DBRS is the third highest of six categories granted by DBRS. According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. “High” or “low” grades are used to indicate the relative standing within a rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

(2)

S&P’s ratings for preferred shares range from a high of P-1 to a low of D. A P-3 rating by S&P is the third highest of eight categories granted by S&P. According to the S&P rating system, while securities rated P-3 are regarded as having significant speculative characteristics, they are less vulnerable to non-payment than other speculative issues, however, they face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from P-1 to P-5 may be modified by “high” and “low” grades which indicate relative standing within the major rating categories. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

(3)	As of the November 28, 2018, the Series B Shares have not been rated.

Each rating agency has several categories of long-term ratings that may be assigned to a particular security. Prospective purchasers of such securities should consult the rating organization with respect to the interpretation and implication of the foregoing ratings and outlooks.

Ratings are intended to provide investors with an independent measure of the quality of the relevant securities. Ratings accorded by a rating agency are not recommendations to purchase, hold or sell the relevant securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. The lowering of any rating may negatively affect the quoted market price, if any, of the relevant securities.

The Company made payments to each of DBRS, Moody’s and S&P in connection with obtaining the above ratings, but has not made any other payments to DBRS, Moody’s or S&P over the past two years.

As of November 28, 2018, the Series B Shares have not been rated.

4.	Market for Securities

(a)	Marketplaces

The securities of the Company are listed and posted for trading on the exchanges set forth below.

Security	Exchange	Symbol	CUSIP Number
Class A Shares	TSX Venture Exchange	SJR.A	82028K101
Class B Non-Voting Shares	Toronto Stock Exchange	SJR.B	82028K200
	New York Stock Exchange	SJR	82028K200
Series A Shares	Toronto Stock Exchange	SJR.PR.A	82028K879
Series B Shares	Toronto Stock Exchange	SJR.PR.B	82028K887

2018 Annual Information Form Shaw Communications Inc.	15

(b)	Trading Price and Volume

The following table sets forth, for each month during the fiscal year ending August 31, 2018, the monthly price range and volume traded for the Class A Shares on the TSX Venture Exchange and for the Class B Non-Voting Shares, Series A Shares and Series B Shares on the Toronto Stock Exchange (TSX).

	Class A Shares(1) TSX Venture-SJR.A			Class B Non-Voting Shares(1) TSX-SJR.B			Series A Shares(1) TSX-SJR.PR.A			Series B Shares(1) TSX-SJR.PR.B
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
Sep 2017	30.02	29.05	12,378	28.84	27.41	17,247,541	17.04	16.56	186,838	18.01	16.76	56,140
Oct 2017	31.00	28.05	10,924	29.78	26.48	20,041,208	17.74	16.97	638,714	18.05	17.26	122,438
Nov 2017	31.10	29.37	9,164	29.83	28.01	19,180,394	17.82	17.20	140,188	18.05	17.49	38,155
Dec 2017	32.50	30.00	1,264	30.00	28.43	15,887,499	17.73	16.67	125,537	17.97	17.07	28,693
Jan 2018	32.50	28.50	16,110	28.87	26.70	25,635,750	19.97	17.33	125,381	19.20	17.68	16,785
Feb 2018	29.40	26.90	7,458	26.92	24.79	21,056,030	19.13	18.50	95,533	19.28	18.99	47,746
Mar 2018	28.97	25.90	7,796	25.17	23.90	29,711,525	19.06	17.95	200,729	19.19	18.54	19,024
Apr 2018	32.00	27.27	7,506	27.06	23.93	21,904,691	18.34	17.85	213,229	19.00	18.55	11,098
May 2018	29.00	26.93	6,392	26.74	25.63	25,763,958	18.55	17.45	135,063	19.29	18.65	20,580
Jun 2018	29.98	27.90	4,328	27.99	26.01	29,174,740	18.89	18.18	101,416	19.21	18.81	25,100
Jul 2018	30.00	28.01	3,434	27.56	26.16	16,911,585	18.53	18.12	75,456	19.54	19.05	28,000
Aug 2018	29.75	28.02	1,163	27.35	26.21	16,213,205	18.90	18.35	37,676	19.80	19.34	20,381

Note:

(1)	Trading price and volume data is obtained from the TMX group

(c)	Prior Sales

Pursuant to Shaw’s employee stock option plan, during fiscal 2018, Shaw granted 2,790,000 options to acquire an aggregate of 2,790,000 Class B Non-Voting Shares at a weighted average exercise price of $27.17 per share.

DIRECTORS AND OFFICERS

1.	Directors

Set forth below is a list of the directors of the Company as of November 28, 2018 indicating their municipality, province or state and country of residence, their principal occupations during the five preceding years and the year in which they became a director of the Company. Directors are typically elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name and Municipality of Residence	Principal Occupation During the Five Preceding Years	Director Since

Peter J. Bissonnette Calgary, Alberta, Canada	Corporate Director; President of the Company until August 2015	2009

Adrian I. Burns Ottawa, Ontario, Canada	Corporate Director; President and CEO of Western Limited, a Saskatchewan real estate company; Chair of the National Arts Centre; former Member of the Copyright Board of Canada; former Commissioner of the Canadian Radio-Television and Telecommunications Commission (CRTC)	2001

Hon. Christina J. Clark(2) Vancouver, British Columbia Canada	Corporate Director; Senior Advisor of Bennett Jones LLP; 35th Premier of British Columbia, Canada	2018

Dr. Richard R. Green Boulder, Colorado U.S.A.	Corporate Director; former President and CEO of Cable Television Laboratories Inc. (CableLabs®), a non-profit research development consortium dedicated to pursuing new cable telecommunications technologies	2010

16	Shaw Communications Inc. 2018 Annual Information Form

Name and Municipality of Residence	Principal Occupation During the Five Preceding Years	Director Since

Lynda Haverstock Saskatoon, Saskatchewan Canada	Corporate Director; former Senior Vice President, Special Projects of RMD Engineering; former President and Chief Executive Officer of Tourism Saskatchewan; former Lieutenant Governor of Saskatchewan	2007

Gregg Keating Porters Lake, Nova Scotia Canada	Chairman and Chief Executive Officer, Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests	2007

Michael W. O’Brien Canmore, Alberta, Canada	Corporate Director; former Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company	2003

Paul K. Pew, Toronto, Ontario, Canada	Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto-based alternative asset manager; Corporate Director and Private Investor; former Vice Chairman, Investment Banking, GMP Securities Ltd., an independent investment dealer	2008

Jeffrey C. Royer Toronto, Ontario, Canada	Private Investor	1995

Bradley S. Shaw(1) Calgary, Alberta, Canada	Chief Executive Officer of the Company	1999

JR Shaw(1) Calgary, Alberta, Canada	Founder and Executive Chair of the Company	1966

Mike Sievert(3) Bellevue, Washington U.S.A.	President, Chief Operating Officer and Director of T-Mobile US, Inc., a wireless services provider; former Executive Vice President and Chief Marketing Officer of T-Mobile	2018

JC Sparkman Lakewood, Colorado U.S.A.	Corporate Director; former Executive Vice President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the United States	1994

Carl E. Vogel Cherry Hills Village, Colorado U.S.A.	Private Investor; Senior Advisor of DISH Network Corporation; Industry Advisor focused on media and communications for Kohlberg Kravis Roberts & Co. L.P.; former Vice Chairman of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the United States) and EchoStar Corp. (a developer of set-top boxes and other electronic technology); former President and Vice Chairman of EchoStar Communications Corporation; former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the United States	2006

Sheila C. Weatherill Edmonton, Alberta Canada	Corporate Director; former President and Chief Executive Officer of the Capital Health Authority, the Edmonton region health administrative authority	2009

Willard H. Yuill Medicine Hat, Alberta, Canada	Chair and Chief Executive Officer of The Monarch Corporation, a private investment company and CSH International, Inc., a United States private equity company.	1999

Note:

(1)	JR Shaw is the father of Bradley S. Shaw.
(2)	Christy Clark was appointed by the Board as a director of the Company on June 28, 2018.
(3)	Mike Sievert was elected as a director of the Company by the shareholders at the January 11, 2018 Annual General Meeting.

2.	Board Committee Members

The Board of Directors of the Company has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee as of November 28, 2018, is set forth below.

The Executive Committee consists of JR Shaw (Chair), Adrian Burns, Michael W. O’Brien, Paul Pew, Bradley S. Shaw and JC Sparkman.

2018 Annual Information Form Shaw Communications Inc.	17

The Audit Committee consists of Michael W. O’Brien (Chair), Richard Green, and Jeffrey C. Royer. For further details concerning the Audit Committee, see the information under the heading “Audit Committee”.

The Corporate Governance and Nominating Committee consists of Paul K. Pew (Chair), Lynda Haverstock, Carl Vogel, and Sheila C. Weatherill.

The Human Resources and Compensation Committee consists of Willard H. Yuill (Chair), Adrian Burns, Gregory J. Keating and JC Sparkman.

3.	Executive Officers

Set forth below is a list of the executive officers of the Company as of November 28, 2018, indicating their municipality, province or state and country of residence and their respective positions with the Company. Officers are appointed annually and serve at the discretion of the Board of Directors of the Company.

Name and Municipality of Residence(3)(4)	Principal Position with the Company(3)(4)

JR Shaw (1) Calgary, Alberta, Canada	Executive Chair

Bradley Shaw(1) Calgary, Alberta, Canada	Chief Executive Officer

Jay Mehr Calgary, Alberta, Canada	President

Trevor English(2) Calgary, Alberta, Canada	Executive Vice President, Chief Financial & Corporate Development Officer

Zoran Stakic(2) Calgary, Alberta, Canada	Chief Operating Officer & Chief Technology Officer

Peter Johnson Calgary, Alberta, Canada	Executive Vice President, Chief Legal and Regulatory Officer

Katherine Emberly(2) Calgary, Alberta, Canada	President, Business, Brand Marketing & Communications

Paul McAleese(2) Toronto, Ontario, Canada	President, Wireless

Dan Markou(2) Toronto, Ontario, Canada	Executive Vice President, Chief People and Culture Officer

Janice Davis Calgary, Alberta, Canada	Executive Vice President, Business Transformation

Notes:

(1)	JR Shaw is the father of Bradley Shaw.
(2)

On May 4, 2018, Trevor English was appointed as Executive Vice President, Chief Financial & Corporate Development Officer, Zoran Stakic was appointed as Chief Operating Officer & Chief Technology Officer, Katherine Emberly was appointed as President, Business Brand Marketing & Communications, Paul McAleese was appointed as President, Wireless, and Dan Markou was appointed as Executive Vice President, Chief People and Culture Officer.

(3)	On May 4, 2018, Vito Culmone stepped down as Executive Vice President, Chief Financial Officer and Jim Little stepped down as Executive Vice President, Chief Marketing and Culture Officer.
(4)	On July 20, 2018, Chris Kucharski stepped down as President, Consumer.

All of the above officers have been employed in various capacities by the Company during the past five years except Paul McAleese who was CEO of i-wireless LLC until April 2017.

4.	Voting Shares held by Directors and Executive Officers

To the knowledge of the Company, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 17,795,000 Class A Shares, representing, as of November 28,

18	Shaw Communications Inc. 2018 Annual Information Form

2018, approximately 79% of the issued and outstanding shares of such class. Of such number, 17,562,400 Class A Shares, representing approximately 78% of the issued and outstanding shares of such class, are held by Shaw Family Living Trust (“SFLT”) and its subsidiaries for the benefit of the descendants of JR and Carol Shaw. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including as at November 28, 2018, JR Shaw as Chair, Bradley S. Shaw, four other members of JR Shaw’s family, and one independent director. JR Shaw controls the shares held by SFLT and its subsidiaries and 77,000 additional Class A Shares.

5.	Conflicts of Interest

Certain directors and officers of the Company are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. Directors and officers of Shaw and its subsidiaries are required to disclose existing and potential conflicts in accordance with Shaw’s Business Conduct Standards governing directors and officers and in accordance with applicable laws. The Corporate Governance and Nominating Committee closely monitors relationships among directors to ensure that business associations do not affect the Board’s performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally recuses himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

6.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, based on information supplied by the directors and executive officers, no director, executive officer or controlling shareholder of the Company: (i) has, within the 10 years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or controlling shareholder, or (ii) is, at the date of this Annual Information Form, or has been within the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that, while the person was acting in that capacity (or within a year of ceasing to act in that capacity), became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save and except for JR Shaw who was a director of Darian Resources Ltd. (“Darian”) prior to its filing for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) on February 12, 2010. Darian successfully completed its restructuring proceedings under the CCAA on July 2, 2010. Further, to the Company’s knowledge, and based upon information provided to it by the directors and executive officers, no director or executive officer is, at the date of this Annual Information Form, or was within the 10 years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of a company that, during the time the director or executive officer was acting in such capacity or as a result of events that occurred while the director or executive officer was acting in such capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities laws that was in effect for a period of more than 30 consecutive days.

AUDIT COMMITTEE

1.	Audit Committee Charter

The Audit Committee of the Board of Directors is responsible for overseeing the integrity of the Company’s financial reporting process.

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

2018 Annual Information Form Shaw Communications Inc.	19

2.	Audit Committee Composition, Education and Experience

As of November 28, 2018, the Audit Committee consisted of Michael W. O’Brien (Chair), Richard Green, and Jeffrey C. Royer. Each member of the Audit Committee is independent and financially literate, as such terms are defined in National Instrument 52-110 – Audit Committees. In addition, each of Messrs. O’Brien and Royer, qualify as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Michael W. O’Brien (Chair) held a number of senior executive management positions during his 27-year tenure with integrated energy company, Suncor Energy Inc. (TSX and NYSE listed), including various positions with responsibility for planning, business development, refining and marketing, finance, and mining and extraction, retiring as Executive Vice President, Corporate Development and Chief Financial Officer in 2002. Mr. O’Brien has served as a member of the Board of Directors of Suncor since 2002 and is a member of both its audit committee and governance committee. Mr. O’Brien holds a Bachelor of Arts from the University of Toronto and an MBA from York University.

Richard Green was President and CEO of Cable Television Laboratories, Inc. from 1988 to 2008 and formerly Senior Vice President at PBS and director of CBS’s Advanced Television Technology Laboratory. Dr. Green is a Director and member of the nominating and corporate governance committee of Liberty Global, Inc. (NASDAQ listed), the largest international cable company with operations in 14 countries, Director and member of the audit, compensation and nominating and governance committees of Liberty Broadband Corporation (NASDAQ listed) and is a Director of Jones/NCTI, a workforce performance solutions company for individuals and broadband companies. Dr. Green holds a Bachelor of Science from the Colorado College, a Masters in physics from the State University of New York in Albany and a PhD from the University of Washington.

Jeffrey Royer is a private investor. Mr. Royer serves as Chairman of Baylin Technologies Inc. (TSX listed) and (BY) Medimor Ltd. and is a director of RFA Mortgage Corp. and Massuah Hotels in Jerusalem, Israel. Mr. Royer has served as director of over thirty private companies and not-for-profit organizations. Mr. Royer is a General Partner of the Arizona Diamondbacks Baseball Club. He served as a member and Chairman of the Audit Committee in previous years. Mr. Royer received his BA in Economics from Lawrence University.

3.	Audit Fees

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act-related services), audit-related, tax and other services in the fiscal years ended August 31, 2018 and 2017 were as follows:

Type of Service	Fiscal 2018	Fiscal 2017
Audit Fees	$3,374,000	$3,569,000
Audit-Related Fees	$94,000	$416,000
Tax Fees	$72,000	$651,000

Total	$3,540,000	$4,636,000

Audit-related fees for fiscal 2018 relate to assurance services in respect of an environmental and regulatory report, and financing arrangements and for fiscal 2017 relate to service organization control reports for the Company’s data centres that were disposed of during the year, assurance services in respect of an environmental and regulatory report, and financing arrangements. The tax fees for fiscal 2018 relate to US and general tax advisory services and for fiscal 2017 relate to tax advisory services on dispositions, financing arrangements, linear property tax compliance, and general tax advisory services.

20	Shaw Communications Inc. 2018 Annual Information Form

The Audit Committee considered and agreed that the above fees are compatible with maintaining the independence of the Company’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is involved in litigation matters and regulatory actions arising in the ordinary course and conduct of its business. Although such legal proceedings and regulatory actions cannot be predicted with certainty, management of the Company does not expect that the outcome of these matters will have a material adverse effect on the Company. The Company is not a party to any proceeding that involves a claim for damages, exclusive of interest and costs, in excess of 10% of the current assets of the Company. As of the date hereof, no penalties or sanctions have been imposed by a court relating to securities legislation or by a securities regulatory authority, no other penalties or sanctions material to the Company have been imposed by a court or regulatory body, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for the Company’s sale of Shaw Media Inc. and Shaw Television Limited Partnership to Corus for $2.65 billion, no director or executive officer of the Company or of any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Class A Shares and of any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Class A Shares, Class B Non-Voting Shares, Series A Shares and Series B Shares is AST Trust Company (Canada) at its principal offices in Vancouver, British Columbia; Calgary, Alberta; and Toronto, Ontario. The co-registrar and co-transfer agent in the United States for the Class B Non-Voting Shares is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

INTERESTS OF EXPERTS

The Company’s auditors are Ernst & Young LLP. The Company’s audited consolidated financial statements for the year ended August 31, 2018 have been filed in accordance with NI 51-102 – Continuous Disclosure Obligations. Ernst & Young LLP has communicated to the Company that, in their opinion, they are independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the applicable rules and regulations adopted by the U.S Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information concerning the Company is available through the Internet on SEDAR at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

2018 Annual Information Form Shaw Communications Inc.	21

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans will be contained in the Company’s Proxy Circular for its January 17, 2019 Annual General Meeting. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, and management’s discussion and analysis thereon. Copies of such documents may be obtained in the manner set forth above.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this Annual Information Form, including documents from incorporated by reference herein, that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this Annual Information Form include, but are not limited to statements related to:

•	future capital expenditures;
•	proposed asset acquisitions and dispositions;
•	expected cost efficiencies;
•	financial guidance and expectations about for future performance;
•	business and technology strategies and measures to implement strategies;
•	the Company’s equity investments, joint ventures and partnership arrangements;
•	expected growth in subscribers and the services to which they subscribe;
•	competitive strengths;
•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;
•	expected number of retail outlets;
•	timing of new product and service launches
•	expected number of customers using voice over LTE or VoLTE;
•	the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including next generation wireless and wireline technologies such as 5G and IPTV;
•	the expected growth in subscribers and the products/services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	expected growth in subscribers and the products/services to which they subscribe;
•

the total restructuring charges (related primarily to severance and employee related costs as well as additional costs directly associated with the Company’s TBT initiative) expected to be incurred in connection with the TBT initiative;

•	the anticipated annual cost reductions related to the VDP (including reductions in operating and capital expenditures) and the timing of realization thereof;
•	the impact that the employee exits will have on Shaw’s business operations;
•	outcome of the TBT initiative, including the timing thereof and the total savings at completion; and
•	expansion and growth of Shaw’s business and operations and other goals and plans.

All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this Annual Information Form are reasonable and the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include, but are not limited to:

•	general economic conditions;
•	future interest rates;

22	Shaw Communications Inc. 2018 Annual Information Form

•	previous performance being indicative of future performance;
•	future income tax and exchange rates;
•	technology deployment;
•	future expectations and demands of the Company’s customers;
•	subscriber growth;
•	short term incremental costs associated with growth in Wireless handset sales;
•	pricing, usage, and churn rates;
•	availability of devices;
•	content and equipment costs;
•	industry structure, conditions and stability;
•	government regulation;
•	completion of proposed transactions;
•

the TBT initiative being completed in a timely and cost-effective manner yielding the expected results and benefits, including: (i) resulting in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the productions and services offered to its customers) and (ii) realizing the expected cost reductions;

•	the Company being able to complete the employee exits pursuant to the VDP with minimal impact on business operations within the anticipated timeframes and for the budgeted amount;
•	the cost estimates for any outsourcing requirements and new roles in connection with the VDP;
•	the Company can gain access to sufficient retail distribution channels;
•	the Company can access the spectrum resources required to execute on its current and long-term strategic initiatives; and
•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	changes in general economic, market and business conditions;
•	changing interest rates, income taxes, and exchange rates;
•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;
•	changing industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;
•	changes in the value of the Company’s equity investments, joint ventures and partnership arrangements;
•	the Company’s failure to execute its strategic plans and complete its capital and other projects by the completion date;
•	the Company’s failure to grow subscribers;
•	the Company’s failure to close any transactions;
•	the Company’s failure to have the spectrum resources required to execute on its current and long-term strategic initiatives;
•	the Company’s failure to gain sufficient access to retail distribution channels;
•	the Company’s failure to achieve cost efficiencies;
•

the Company’s failure to implement the TBT initiative as planned and realize the anticipated benefits therefrom, including: (i) the failure of the TBT to result in a leaner, more integrated and agile company with improved efficiencies and execution to better meet Shaw’s consumers’ needs and expectations (including the products and services offered to its customers) and (ii) the failure to realize the expected cost reductions;

•	the Company’s failure to complete employee exits pursuant to the VDP with minimal impact on operations;
•	technology, privacy, cyber security and reputational risks;

2018 Annual Information Form Shaw Communications Inc.	23

•	opportunities that may be presented to and pursued by the Company;
•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;
•	the Company’s status as a holding company with separate operating subsidiaries; and
•	other factors described in the MD&A for the year ended August 31, 2018 under the heading “Known events, Trends, Risks, and Uncertainties”.

The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this Annual Information Form are expressly qualified by this statement.

MATERIAL CONTRACTS

Shaw has not entered into any material contracts, other than those contracts entered into in the ordinary course of business, within the last financial year, or before the last financial year and since January 1, 2002 that is still in effect.

24	Shaw Communications Inc. 2018 Annual Information Form

SCHEDULE A

SHAW COMMUNICATIONS INC

AUDIT COMMITTEE CHARTER

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved November 2, 2016.

I.	Mandate

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of the Corporation’s financial reporting process. The primary duties of the Committee involve:

•	oversight of the integrity of the Corporation’s financial statements and related information,
•	oversight of management’s assessing and reporting on the effectiveness of internal controls,
•	oversight of the external and internal auditors and evaluation of the qualification, effectiveness and independence of the external and internal auditors,
•	oversight of the Corporation’s compliance with legal and regulatory requirements relating to public disclosure and financial reporting, and
•	oversight of the Corporation’s processes for identifying, assessing and managing risks and the Corporation’s financing strategy.

The Committee will fulfill this mandate primarily by carrying out the duties and responsibilities set forth in Section IV of this Charter.

II.	Composition

The Committee will be comprised of three or more directors that meet the independence, financial literacy, financial expertise, and other membership requirements under applicable laws, policies and guidelines of securities regulatory authorities and any other applicable policies established by the Board.

The members and the Chair of the Committee shall be appointed by the Board annually. Each such appointment shall continue until reappointment, resignation or removal by the Board.

III.	Meetings

The Committee shall meet at least quarterly and more frequently as circumstances require or as requested by the Board, a member of the Committee, the Corporation’s external auditors or a senior officer of the Corporation.

Each member of the Committee shall be given written notice of each meeting of the Committee as far in advance as practicable and, in any event, not later than 24 hours in advance unless otherwise waived by all members of the Committee. Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and, to the extent practicable, be accompanied by copies of documentation to be considered at the meeting. The Chair of the Committee shall consult with senior management as to the agenda for each meeting of the Committee.

A quorum for the transaction of business at a meeting of the Committee is not less than a majority of the members of the Committee. Members of the Committee may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other.

The internal and external auditors, senior management and other parties may attend meetings of the Committee as required by this Charter and as considered appropriate by the Committee.

2018 Annual Information Form Shaw Communications Inc.	A-1

Minutes shall be kept of all meetings of the Committee (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

IV.	Responsibilities and Duties of the Committee

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditors are responsible for, as applicable, reviewing and auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities. The Corporation’s external auditors and, in respect of such activities, the Corporation’s management are accountable to the Committee.

The Committee shall fulfill its oversight responsibilities primarily by carrying out the activities set forth below. The items enumerated below are not intended to be exhaustive of the duties of the Committee and may be supplemented and revised from time to time as considered appropriate.

Financial Reporting

1.

Review with management and the internal and external auditors the Corporation’s annual and interim financial statements and related management’s discussion and analysis (“MD&A”), annual information forms, earnings news releases and earnings guidance.

2.

Make recommendations to the Board as to approval of the Corporation’s annual and interim financial statements and related MD&A and news releases prior to public disclosure provided that the Committee may approve interim financial statements and related MD&A and news releases for disclosure to the public (provided that such disclosure is subsequently tabled before the Board for ratification, confirmation and approval).

3.	On a periodic basis, review with management and the external auditors:

a)

any material issues as to accounting principles and financial statement presentation, including changes in accounting policies (whether elective or mandated) and the implications of selecting from among available accounting policy alternatives,

b)	any significant financial reporting issues made in connection with the preparation of the financial statements,

c)	the effects of regulatory and accounting developments on the Corporation’s financial reporting,

d)	all comments, reports and other correspondence from regulatory agencies concerning the Corporation’s financial disclosure and related matters along with all responses thereto of the Corporation,

e)	the effects of key estimates and judgments on the Corporation’s financial reporting,

f)	the effects of off-balance sheet arrangements on the Corporation’s financial reporting, and

g)	any material written correspondence and disagreements between management and the external auditors.

4.	Obtain assurance that financial statement certifications and attestations from management of the Corporation will be completed and filed with applicable securities regulatory authorities as required.

Internal Controls and Disclosure Controls

5.	Oversee management’s design and implementation of, and reporting on, the Corporation’s internal controls.

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6.	Review with management, the external auditors and internal auditor compliance by the Corporation’s directors and management with the Corporation’s disclosure policy.

7.	Review reports from management, the internal auditors and the external auditors as to the reliability and effective operation of the Corporation’s accounting system and internal controls.

8.

Review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files under applicable law.

9.

Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters, including a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and consider reports on the investigation and resolution of such complaints.

10.	Review reports of any fraud that involves management or other employees, particularly where such individuals have a significant role in the Corporation’s internal controls.

Internal Audit

11.	Review the appointment, removal, independence, objectivity and performance of the Corporation’s internal auditors.

12.	Review the internal audit plan with the external auditors, the internal auditors and with senior management of the Corporation.

13.	Review all reports issued by the internal auditors relating to internal control weaknesses and management’s response and action.

14.	Regularly review, and amend as considered appropriate, the charter of the internal auditors.

15.	Meet in camera with the internal auditors to discuss any matters that the Committee or the internal auditors believe should be discussed privately.

External Audit

16.

Review the qualifications and performance of the external auditors, who shall report directly to, and be accountable to, the Committee, and approve any proposed discharge or change of the external auditors, or of the lead audit partner and approve decisions as to the terms of engagement (including estimated fees) of the external auditors.

17.

Review in advance (or review subsequent to approval by the Chair of the Committee within approval limits set by the Committee) any engagements (including estimated fees) for non-audit services to be provided by the external auditors’ firm or its affiliates, along with any other significant relationships which the external auditors have with the Corporation, to confirm that such non-audit services and other relationships do not impair the independence or objectivity of the external auditor and compliance with applicable laws.

18.

Review reports by the external auditors as to the audit firm’s relationship with the Corporation, any material issues raised by internal quality-control reviews or peer reviews of the auditing firm, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

2018 Annual Information Form Shaw Communications Inc.	A-3

19.	Review the audit plan with the external auditors and with senior management of the Corporation.

20.

Review all correspondence of the external auditor relating to internal control weaknesses and management’s written response and action and any mitigating procedures or controls relied upon in respect of any such deficiencies.

21.	Resolve any disputes that arise between the external auditors and management regarding financial reporting.

22.	Meet in camera with the external auditors to discuss any matters that the Committee or the external auditors believe should be discussed privately.

Finance & Risk Management

23.	Review the Corporation’s long term financing strategy, annual financing plan and specific proposed financings not otherwise considered in such plan.

24.	Review management’s processes for identifying, assessing and managing the principal risks to the Corporation and its businesses.

25.	Review the major risk exposures and trends identified by management and its implementation of risk policies and procedures to monitor and manage such exposures.

26.	Review the Corporation’s risk disclosure in its annual and interim materials.

Other

27.	The Committee shall report to the Board at least quarterly as to its activities.

28.

Review the appointment of the Chief Financial Officer and any key financial executives of the Corporation involved in the financial reporting process, and set policies for the hiring by the Corporation of employees or former employees of the Corporation’s external auditors.

29.	Review the succession plans for the Chair of the Committee and for Committee’s financial experts.

30.	Provide orientation and training for new members of the Committee and continuing education initiatives for existing members.

31.

Review this charter on an annual basis and suggest to the Corporate Governance and Nominating Committee of the Board such revisions as the Committee may believe to be required by new laws or to be prudent.

32.

The Committee shall have the right for the purposes of performing its duties to full and unrestricted access to the books and records of the Corporation, the external and internal auditors of the Corporation and management of the Corporation.

33.

Engage and set the remuneration of such independent external advisors, including independent legal counsel, at the Corporation’s expense, as the Committee may deem necessary or desirable to carry out its duties.

34.	Conduct all such investigations, or authorize others to conduct such investigations, as may be necessary or desirable with respect to matters within the Committee’s mandate.

35.	Perform such other activities consistent with this Charter, the Corporation’s constating documents and governing law, as the Committee or the Board considers necessary or appropriate.

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V. Responsibilities and Duties of the Chair of the Committee

To fulfill his or her responsibilities and duties, the Chair of the Committee shall:

•	Facilitate the effective operation and management of, and provide leadership to, the Committee.
•	Act as chair of meetings of the Committee.
•	Assist in setting the agenda for each meeting of the Committee and in otherwise bringing forward for consideration matters within the mandate of the Committee.
•	Facilitate the Committee’s interaction with management of the Corporation, the Board and other committees of the Board.
•	Act as a resource and mentor for other members of the Committee.
•	Perform such other duties and responsibilities as may be delegated to the Chair by the Committee from time to time.

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